Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of an interview with Michael Bor on Cheddar TV on December 24, 2020

Nora Ali

Welcome back to Cheddar. 2020 has marked the return of the SPAC, or a Special Purpose Acquisition Company, as a path to going public. Early next year, used car retailer CarLotz will be among the first to continue the trend, teaming up with blank check company Acamar Partners and trading on the NASDAQ under the ticker symbol L-O-T-Z. Joining us now is Michael Bor, founder and CEO at CarLotz. Michael, great to have you with us on the show today.

Now, you were back on our network in October and you had said you decided to take the SPAC route because it was more efficient, more transparent way of going public. In what ways will this allow you to more successfully execute your growth plan when you do actually go public via SPAC?

Michael Bor

First of all, thank you for having me. Appreciate it. It's always a pleasure to be on with you guys. Yeah, for us to execute on our plan requires certainly an amount of capital that the SPAC route helps us to get to. A traditional IPO is typically a great way to go public, but not necessarily a great fund-raising opportunity.

A SPAC allows you to kind of dial in how much you'd like to raise, partner with a fantastic group of investment professionals, and then, upon a de-SPAC, which is when the transaction closes, we'll have that capital to go and execute on our growth plan, which is very aggressive for next year, has us adding three to four new cities per quarter and growing quite a bit.

Nora Ali

Michael, you mentioned that one reason to go public via SPAC is the expertise of the entity you're working with. Talk to me a little bit more about Acamar and what is that expertise they're going to provide to you.

Michael Bor

Yeah, sure. So, a lot of these SPACs, they typically form with investment professionals or people that have a specific expertise in one sector, one industry or through acquisitions or, however they built their careers. In our case, Acamar is built by a number of investment professionals who used to work at Advent International, a large private equity firm, global private equity firm. Decades of experience there investing in and growing multinational billion-dollar consumer and retail businesses. And so, when we met them and we learned about their experience building brands like Dufry, Pirelli and several others, it really helped us feel comfortable that this was a team that could help us take this company to the next level.

Nora Ali

Michael, taking a step back for those who might not be familiar with your business model, you do this consignment-to-retail-sales business model. Explain how that's beneficial to the buyer and the seller in the car buying and selling space.

Michael Bor

Yeah. So, we work with both consumer and corporate sellers of vehicles. On the consumer side, prior to us existing, your options as a consumer seller of the vehicle is you could take it to a dealership, trade it in for the next car you’re buying or have them buy it from you and that would typically yield less proceeds then you ultimately want for your vehicle.

A way to get more proceeds before we existed was to sell it yourself. Park it on the side of the road with a sign, list it on Craigslist. That's also not palatable for many people as it's time-consuming, potentially risky, and definitely a hassle.

And so, our consignment model enables you to bring us your vehicle or we'll go pick it up. We professionally merchandise it and market the vehicle for you and by doing so, we net you thousands of dollars more than you otherwise would have had you traded it in or tried to sell it yourself. So, we do that for consumers, we do the same thing for corporate sellers of vehicles. So, these are fleet management companies, banks, financial institutions, rental businesses. Anyone who otherwise might sell a vehicle at an auction, we provide them the same service where we take it straight to the buyer of the vehicle and we bypass the whole long and complicated and very expensive supply chain that used vehicles typically go through.

And so, for the seller, what it does is it enables them to get close to a full retail price for their vehicle without having to really do anything. Just drop the car off or tell us to come pick it up. From a buyer’s perspective, because we are competing, we’re basically offering sellers an option that gives them more than their alternative. We’re still able to price these vehicles at less than full retail. So the buyer gets a great deal, we fully recondition the vehicles, we stand behind them, we offer exchange policies, warranties, we stand behind the product we sell. So they get a great vehicle from either a private seller or corporate seller through us, we do all the work. We give them a full omnichannel dealership experience so they can buy fully online, fully face to face or any way in between, and so it's really a great model for both buyer and seller to get more money for your car and more car for your money.

Nora Ali

Michael, so many big megatrends in the auto space and in the transportation space broadly, obviously the rise of ridesharing and electrification and then during this pandemic people becoming a little bit more uncomfortable with public transport, for example, what are some of those big trends that you're following that you think will most impact the auto space?

Michael Bor

Yeah, what we've seen over many years in this business and then specifically this year is people tend to enter the car market when they feel financially secure, and that might come at a time when they get a check. So tax refund season tends to be good for us. It might come during a transition in their life. So, either before going away to college, before being deployed in the military, any kind of transition in your life.

What we found through this pandemic, which is really interesting, as horrible as it's been, is it's really, in many cases, helped people financially. There are not as many options to spend money. People are staying home more. They’re not going on vacations. They’re not traveling. And so, if you are lucky enough to be employed and you’re making money or you're getting money through unemployment, you're getting checks and you don't have the traditional ways of spending that money.

Aside from that, you've got your $1200 earlier in the year. Perhaps you might get another $600 or $2000 check coming up. And so, when you get those checks that you hadn't expected, a lot of times that leads people to enter the car market. So, we're seeing really strong demand on the consumer side for vehicles. And so, we've doubled the size of our inventory just to supply what we were seeing as really strong consumer demand for vehicles.

Nora Ali

All right. Michael, thank you so much for your time today and for your insight. Happy Holidays. That's Michael Bor. Founder and CEO at CarLotz. Thanks.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Acamar Partners, a preliminary prospectus of Acamar Partners and a preliminary consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ registration statement on Form S-4 under “Risk Factors”, Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020, Form 10-Q for the quarterly period ended June 30, 2020 and Form 10-Q for the quarterly period ended September 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants..

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.